Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “company”)

POSTING OF CIRCULAR AND NOTICE OF GENERAL MEETING

1.	POSTING OF CIRCULAR AND NOTICE OF GENERAL MEETING

Shareholders are referred to the announcements released on SENS on 3 May 2016 and 26 May 2016 regarding the proposed specific repurchase of shares from Imperial Corporate Services Proprietary Limited (the “repurchase”).

Shareholders are advised that a circular regarding the repurchase (the “circular”), incorporating a notice of general meeting, was posted to MiX shareholders on 14 June 2016. A general meeting of MiX shareholders will be held at 10:00 on Monday, 1 August 2016 at the registered office of the company being Matrix Corner, Howick Close, Waterfall Park, Midrand, 1685, to consider and, if deemed fit, pass with or without modification, the resolutions contained in the notice of general meeting. A copy of the circular is available on MiX’s website (www.mixtelematics.co.za).

2.	SALIENT DATES AND TIMES

The salient dates and times as set out in the circular and relating to the general meeting are set out below:

2016
Record date for determining which shareholders are entitled to receive the circular and notice of general meeting	Friday, 3 June

Circular posted to MiX shareholders and notice convening the general meeting released on SENS on	Tuesday, 14 June

Notice convening the general meeting published in the press on	Wednesday, 15 June

Last day to trade in MiX shares in order to be recorded in the register on the voting record date on2	Tuesday, 19 July

Voting record date to be entitled to attend, participate in and vote at the general meeting being 17:00 on	Friday, 22 July

Last day for receipt of proxies for the general meeting by 10:00 on3	Thursday, 28 July

Last date and time for MiX shareholders to give notice objecting to the special resolution approving the repurchase in terms of section 164(3) of the Companies Act by 10:00 on	Monday, 1 August

MiX shareholders’ general meeting to be held at 10:00 on	Monday, 1 August

Results of the general meeting released on SENS on	Monday, 1 August

Results of the general meeting published in the press on	Tuesday, 2 August

Last date for shareholders who voted against the repurchase to be granted leave by  a court  to apply for a review of the repurchase in terms of section 115(3)(b) of the Companies Act if the repurchase is approved by shareholders at the general meeting
Tuesday, 16 August

Last date for MiX to give notice of adoption of the special resolution approving the repurchase to dissenting shareholders in terms of section 164(4) of the Companies Act	Tuesday, 16 August

Expected implementation date of the repurchase on	Thursday, 18 August

Notes:
1.	All dates and times are subject to change. Any change will be released on SENS and published in the press.
2.	MiX shareholders should note that as transactions in shares are settled in the electronic settlement system used by Strate, settlement of trades takes place five business days after such trade. Therefore persons who acquire MiX shares after the voting last day to trade will not be eligible to vote at the general meeting.
3.	If a form of proxy is not received by the time and date shown above or not less than 48 hours before recommencement of any adjourned or postponed meeting, it may be handed to the Chairman of the general meeting not later than ten minutes before the general meeting is due to commence or recommence.
4.	All times given in the circular are local times in South Africa

14 June 2016

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